SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: June 26, 2008

List of materials

Documents attached hereto:

i) Press release announcing Sony Group Corporate Strategy Update FY2008—FY2010*

News & Information	1-7-1 Konan Minato-ku Tokyo 108-0075

June 26, 2008
                                                                           No.08-080E

Sony Group Corporate Strategy Update FY2008—FY2010*
“To be the leading global provider of networked
consumer electronics and entertainment”

Tokyo, Japan – Sony today presented a series of new initiatives designed to build on its previous three-year revitalization plan and to position the company as the leading global provider of networked consumer electronics and entertainment. In particular, the company will focus on strengthening core businesses, enhancing network initiatives and leveraging international growth opportunities to build for the future and drive further growth and profits. In addition, Sony announced the following key mid-term goals:

●
Expand our PC, Blu-ray DiscTM-related products and component/semiconductor businesses into “trillion yen businesses**,” joining LCD TVs, digital imaging (digital cameras and camcorders), game and mobile phones and raising the total number of “trillion yen businesses” to seven.

●	Ensure that 90% of our electronics product categories are network-enabled and wireless-capable by the fiscal year ending March 31, 2011 (“FY2010”).
●	Roll out video services across key Sony products by FY2010, starting with the summer 2008 launch on the PLAYSTATION®Network.
●	Double annual revenue from BRIC (Brazil, Russia, India, China) countries to 2 trillion yen*** by FY2010.

*     Three-year period ending March 31, 2011
**	Businesses each generating 1 trillion yen or more of annual sales to outside customers, except for Blu-ray Disc related business which includes intersegment sales
***  Includes Sony Ericsson Mobile Communications and SONY BMG MUSIC ENTERTAINMENT as allocated

Sony has identified a 5% operating margin as a baseline of profitability to generate cash to continue to lead and innovate. Furthermore we will target an annual return on equity of 10% by FY2010. Sony is also planning to allocate a total of 1.8 trillion yen to invest in and build key businesses and technologies over the next three years.

Highlights are as follows:

Further Strengthen Our Core Businesses

Sony intends to maintain a leading position in its “trillion yen businesses” (LCD TVs, digital imaging, game and mobile phones) and will focus on expanding its PC, Blu-ray Disc-related products, and component/semiconductor businesses into “trillion yen businesses” by the end of FY2010. At the same time, we expect to improve the operations of our TV business significantly and implement a variety of cost reduction measures to restore that business to profitability in the fiscal year ending March 31, 2009*, and strive for the global No. 1 position in LCD TVs by FY2010. Of the planned 1.8 trillion yen investment over the next three years, approximately 900 billion yen will be allocated towards strengthening core focus areas within components and semiconductors, such as image sensors, batteries, display devices and Blu-ray Disc-related components.

Sony is also promoting the concept of “open innovation”, whereby we are looking not only inside the company, but outside for technologies that foster innovation.  By combing Sony’s inherent technological strengths with external expertise, we aim to accelerate R&D efficiency and enable the company to effectively respond to rapidly changing customer needs and preferences in the network era. Through the creation of new user experiences, strengthening core businesses, driving innovation, and minimizing the environmental impact of its operations, Sony will strive to achieve not only sales volume, but also sustainable and profitable growth.

In the Game segment, the two key drivers of new growth are non-game content and services in tandem with enhanced network capability. Sony also expects to achieve profitability in this segment in the fiscal year ending March 31, 2009*, a significant year-on-year improvement due to hardware cost reductions and an enhanced line-up of software titles for PLAYSTATION®3 (“PS3”). Key Game initiatives are:

1.	Expand content and services available on the network platform
2.	Continue to expand the PS3 customer base through the strength of Blu-ray Disc
3.	Accelerate PS3 sales through upcoming key franchise software titles
4.	Continue PS3 cost reduction initiatives

* Forecast as of May 14, 2008

Network Initiatives

Sony will increase network and wireless connectivity across its family of devices and build a service platform to provide a seamless user experience across our key hardware devices and content. We are planning to expand services that will enable our customers to enjoy content such as motion pictures and television programming through the network on a variety of Sony products such as BRAVIATM LCD TVs, PS3, PSP® (PlayStation®Portable) and Walkman® video music players.

Sony’s unique position in electronics and entertainment allows us to offer compelling network services.  As an example of our potential, this November, Sony Pictures Entertainment will offer one of the most highly anticipated films of the summer, “Hancock”, exclusively to all internet connected BRAVIA LCD TVs in the U.S. before it is available on DVD.  This film will be distributed to Sony customers directly to their televisions outside conventional distributors and without the need for any set-top box.  This is an industry first.

Capitalize on Growth in BRIC Countries and Other Emerging Markets

Because Sony believes that the largest growth opportunities exist outside its traditional markets of Japan, North America and Europe, expanding Sony’s business into new markets is a key area of focus. New markets in regions including the BRIC countries – Brazil, Russia, India and China – are developing quickly, and Sony’s business in these countries is growing rapidly. Going forward, Sony plans to accelerate business expansion through collaboration and integration, not just within each of the Electronics, Game and Pictures segments, but across the entire Sony Group.

Sony will target annual sales of 2 trillion yen in the BRIC countries (including revenues from Sony Ericsson Mobile Communications and SONY BMG) by FY2010, doubling FY2007 sales with annual Electronics segment sales alone slated to grow from 600 billion yen to 1.2 trillion yen during this period.

Environmental Initiatives - Green Management 2010

“Green Management 2010” is a series of mid-term environmental targets that are guiding the Sony Group in its efforts to help prevent global warming, recycle resources, ensure appropriate management of chemical substances and address a broad range of other environmental issues.  Through these initiatives, Sony is striving to achieve an absolute reduction in greenhouse gas emissions, specifically a 7% or greater reduction in CO2 emissions by FY2010 compared to the level of FY2000.

Financial Strategies for the Mid-Term

In order to generate funds to continue to grow and innovate, Sony has identified a 5 percent operating margin as a baseline of profitability. Sony is also establishing return on investment capital as a fundamental framework for evaluating capital investments and potential acquisitions across the Sony Group to ensure the optimum use of resources. Our targeted investment (an aggregate of 1.8 trillion yen by the end of FY2010) will put Sony in a position to drive further growth and innovation over the next three years and beyond. Sony will also target an annual return on equity of 10% by FY2010. Going forward, we will work to deliver a stable, high level of profitability while enhancing shareholder value.

The business environment in which Sony operates is changing rapidly and, with the advance in digital technology and broadband networks, technological innovation is moving at a pace never experienced before. In order to be a leading company in the digital age, Sony aims to leverage its unique advantage of producing both hardware and content, continuing to offer cutting-edge products together with superior content and services to meet the needs and expectations of our customers.

Cautionary Statement
Statements made in this press release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.